FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

The Middle River Aircraft Systems Hourly Savings Plan
GE Aircraft Engines, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Systems Hourly Savings Plan

By: /s/ Marcia L. Hanson
Name: Marcia L. Hanson
Title: Plan Administrator

Date: June 22, 2007

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft
Systems Hourly Savings Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 22, 2007, relating to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan as of December 31, 2006 and 2005 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of The Middle River Aircraft Systems Hourly Savings Plan.

KPMG LLP

June 22, 2007

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

December 31, 2006 and 2005

Table of Contents

	Page Number(s)
Report of Independent Registered Public Accounting Firm	3
Financial Statements:	
Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005	4
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2006 and 2005	5
Notes to Financial Statements	6 – 12
Supplemental Schedule: [i]	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006	13

[i] Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
The Middle River Aircraft Systems Hourly Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Middle River Aircraft Systems Hourly Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Middle River Aircraft Systems Hourly Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 22, 2007

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets		
Investments, at fair value (note 3):	$ 8,882,258	7,482,854
Participant contributions	15,582	12,943
Employer contributions	2,736	2,190
Accrued dividends and interest	34,589	30,920
Total assets	8,935,165	7,528,907
Net assets available for plan benefits, at fair value	8,935,165	7,528,907
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	13,470	9,525
Net assets available for plan benefits	$ 8,948,635	$ 7,538,432

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (note 3)	$ 600,330	$ (24,540)
Dividends	128,071	99,814
Interest on participant loans	20,562	16,860
Total investment income	748,963	92,134
Contributions:		
Participant	904,870	814,628
Employer	153,687	147,590
Total contributions	1,058,557	962,218
Total additions	1,807,520	1,054,352
Deductions from net assets attributed to:		
Benefits paid to participants	395,917	366,497
Loan fees (note 1)	1,400	1,250
Total deductions	397,317	367,747
Net increase	1,410,203	686,605
Net assets available for plan benefits at:		
Beginning of year	7,538,432	6,851,827
End of year	$ 8,948,635	$ 7,538,432

See accompanying notes to financial statements.

(1) Description of the Plan

The Plan is sponsored by The Middle River Aircraft Systems (the Company), a division of General Electric Aircraft Engines (GEAE), whose ultimate parent is General Electric Company (GE). The Plan became effective on January 1, 1998 and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

MG Trust Company, L.L.C. (MG Trust) is the custodian and BISYS Retirement Services (BISYS) is the record-keeper.

The following brief description of The Middle River Aircraft Systems Hourly Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility

Employees covered by collective bargaining agreements are eligible for participation in the Plan after completing six months of service with the Company.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) The GE Common Stock Fund – This fund primarily invests in GE common stock, with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) State Street Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

(c) State Street Global Advisors (SSgA) S&P 500 Index Fund – This fund invests in various investment vehicles seeking to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. This fund seeks long-term capital appreciation.

(d) GE Institutional Premier Growth Equity Fund (formerly GE Premier Growth Equity Fund) – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

(e) GE Institutional U.S. Equity Fund (formerly GE U.S. Equity Fund) – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(f) GE Value Equity Fund – This fund seeks long-term growth of capital and future income by investing primarily in equity securities of companies with large-sized market capitalizations. At December 31, 2006, this fund is no longer an investment option for participants.

(g) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(h) GE Institutional Income Fund (formerly GE Fixed Income Fund) – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(a) GE Institutional Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(i) Harbor International Fund – This fund seeks long-term total return, principally from growth of capital.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Subject to limitations imposed by law, participants may elect to contribute up to 17% of their eligible compensation on a pre-tax or after-tax basis.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,000 and $14,000 in 2006 and 2005, respectively. For other participants, the 2006 and 2005 limits were generally $20,000 and $18,000, respectively.

Employer Contributions

The Company matches 25% of participant contributions up to 6% of eligible compensation.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 minus their highest outstanding balance of loans from all Company and Affiliate plans during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may in no event exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company matching contributions and earnings thereon. Investment income is reinvested in the same fund in which it is earned.

Vesting

Participants are immediately fully vested in their contributions to the Plan, any Company contributions and the earnings thereon.

Payment of Benefits

Subject to certain limitations, a participant (or a designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon, by applying to the Plan Committee. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. No amounts attributable to matching Company contributions may be withdrawn while a participant is employed by the Company prior to age 70½. In the case of hardship, a participant may elect to withdraw all or a portion of pre-tax contributions, excluding earnings thereon; after-tax contributions; and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans.

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, in annual installments.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assts and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. GE Common Stock Fund is valued at the New York Stock Exchange closing price. Investments in registered investment companies (mutual funds) are valued at the closing net asset value per share as reported on each business day. Investments in collective trust funds are valued at the net asset value as determined using the estimated fair value of the investments in the respective fund on the last day of the Plan year.

The estimated fair value of the investment in the State Street Stable Income Fund (Stable Income Fund) is then adjusted to contract value as shown in the statement of net assets available for plan benefits.

On January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *"Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans"* and has restated the December 31, 2005 presentation of investments in the accompanying 2005 Statement of Net Assets Available for Plan Benefits as required by the transition provision of the FSP. This FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value, as they were previously reported. Accordingly, investment contracts in the Stable Income Fund are now stated at fair value for all periods presented with a corresponding adjustment to reflect the investment at contract value.

Earnings from the Stable Income Fund are reinvested in the fund and are reflected in dividends.

The Stable Income Fund generally consists of "Investment Contracts' as described below:

Investment Contracts may also include Synthetic Guaranteed Investment Contracts (GICs) which are comprised of an investment contract issued by an insurance company, bank, trust company or other financial institution (Wrap Agreement). The Wrap Agreement allows Synthetic GICs to be benefit responsive (i.e. responsive to participant withdrawal, loan, transfer and benefit payment requests), and allows the Plan to account for the Synthetic GIC at contract value. Additionally, the Synthetic GICs may include investments in the following underlying securities: commingled short-term investment funds; commercial paper; repurchase agreements; U.S. Treasury and agency securities; agency and commercial mortgage-backed securities; collateralized mortgage obligations; asset-backed securities; deposits and debt of banks; corporate notes and bonds; supra national and sovereign debt obligations; commingled market value fixed income funds; and mutual funds. The "Issuer" of the Synthetic GIC is considered to be the issuer of the Wrap Agreement. The Stable Income Fund may also invest in the underlying securities listed above independent of a Synthetic GIC or Wrap Agreement.

The Stable Income Fund may also invest in other securities, investments, bank commingled funds and bank commingled securities lending funds as maintained by the Stable Income Fund's Trustee, which have characteristics consistent with the overall investment objective of the Fund.

The Stable Income Fund may invest excess cash in short-term securities and instruments.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(3) Investments

The fair values of individual investments as of December 31, 2006 and 2005 are as follows:

		2006			2005	
Common Stock:						
GE Common Stock	$	3,977,572	*	$	3,816,313	*
Mutual funds:						
Columbia Acorn Select Fund		19,042			—	
GE Institutional Income Fund (formerly, GE Fixed Income Fund)		898,177	*		846,420	*
GE Institutional Strategic Investment Fund		18,740			—	
GE Institutional Premier Growth Equity Fund (formerly GE Institutional Premier Growth Fund)		149,670			110,740	
GE Institutional US Equity Fund (formerly GE U.S. Equity Fund)		145,036			55,379	
Harbor International Fund		66,795			—	
SSgA S&P 500 Index Fund		2,091,110	*		1,527,797	*
GE Value Equity Fund		—			60,025	
Total mutual funds		3,388,570			2,600,361	
Collective trust fund:						
State Street Stable Income Fund		1,125,924	*		677,019	*
Short-term investments:						
Cash and cash equivalents		85,425			77,458	
Participant loans		304,767			311,703	
Total investments	$	8,882,258		$	7,482,854	

* Investment option representing more than 5% of the Plan's net assets

* Contract value at December 31, 2006 and December 31, 2005 for the Stable Income Fund was $1,139,394 and $686,544, respectively, amounts presented in the table reflect fair value.

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2006		2005
GE Common Stock	$	354,156	$	(38,781)
Mutual funds		246,174		14,241
Total	$	600,330	$	(24,540)

Dividends for the years ended December 31, 2006 and 2005 were $128,071 and $99,814, respectively. Interest from participant loans for the years ended December 31, 2006 and 2005 was $20,562 and $16,860, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Income Fund was 3.51% and 3.43% at December 31, 2006 and 2005, respectively. The average crediting interest rate was 4.88% and 4.67% at December 31, 2006 and 2005, respectively.

(4) Risks and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, consisting of mutual funds and a pooled investment fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 28, 2003, that the Plan is qualified under the appropriate sections of the IRC. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(7) Plan Termination

Although it has not expressed any intent to do so; the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(8) Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of amounts reported in the2006 financial statements to amounts reported in the 2006 Form 5500:

Net Assets Available for Plan Benefits, per the financial statements	$	8,949,635
Adjustment fron contract value to fair value for fully benefit-responsive investment contracts		(13,470)
Net Assets Available for Plan Benefits, per the Form 5500	$	8,936,165

Net appreciation in fair value of investments, per the financial statements	$	600,330
Adjustment from contract value to fair value for full benefit- responsive investment contracts		(13,470)
Net appreciation in fair value of investments, per the Form 5500	$	586,860

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	MG Trust Company	Cash and Cash Equivalents	85,425	$	85,425
*	State Street Stable Income Fund	Collective trust fund	60,049		1,125,924
*	GE Company	Common Stock	106,895		3,977,572
	Columbia Acorn Select Fund	Mutual fund	716		19,042
*	GE Institutional Income Fund	Mutual fund	95,959		898,177
*	GE Institutional Strategic Investment Fund	Mutual fund	1,563		18,740
*	GE Institutional Premier Growth Equity Fund	Mutual fund	13,037		149,670
*	GE Institutional U.S. Equity Fund	Mutual fund	10,921		145,036
	Harbor International Fund	Mutual fund	1,077		66,795
*	SSgA S&P 500 Index Fund	Mutual fund	89,786		2,091,110
*	Participant loans	69 loans to participants with interest rates of 5.00% to 10.00%	-		304,767
				$	8,882,258

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

END